Hiveskill LLC
Statements of Changes in Members' Equity
From December 31, 2020 to December 31, 2022
(Unaudited)

	Paid In Capital	Retained Earnings/(Deficit)	Total Members' Equity
Balance, December 31, 2020	$ -	$ -	$ -
Proceeds from the issuance of common units	59,823	-	59,823
Net loss	-	(9,990)	(9,990)
Balance, December 31, 2021	59,823	(9,990)	49,833
Proceeds from the issuance of common units	66,101		66,101
Net loss	-	(93,323)	(93,323)
Balance, December 31, 2022	$ 125,924	$ (103,313)	$ 22,611